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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 981)

SMIC REVISES UP SECOND QUARTER 2014 GROSS MARGIN GUIDANCE

This announcement is made by Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“SEHK”) and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Reference is made to the announcement of the Company dated 28 April 2014 (the “Announcement”) relating to the Company’s unaudited results for the three months ended 31 March 2014 and the Company’s guidance for the three months ended 30 June 2014.

The Company wishes to inform the shareholders of the Company (the “Shareholders”) and potential investors of an upward revision of its gross margin guidance for the three months ended 30 June 2014, which was originally released by the Company in the Announcement. Gross margin for the three months ended 30 June 2014 is guided to be 27% to 29% as compared to the original guidance of 22% to 24%.

Dr. Gao Yonggang, the Chief Financial Officer of the Company, commented, “Since the release of our second quarter gross margin guidance, we have seen an increase in utilization and improved expense control, exceeding our earlier expectations. Therefore, we are now revising up our second quarter gross margin. Meanwhile, we maintain our original revenue and non-GAAP operating expenses guidance for the second quarter of 2014.”

As originally guided in the Announcement, revenue in the second quarter of 2014 was expected to increase by 12% to 15% quarter over quarter, and the non-GAAP operating expenses (excluding the effect of employee bonus accrual, funding of R&D contracts from the government and gain from the disposal of living quarters) were expected to range from US$89 million to US$93 million.

The Company is still in the process of finalizing its results for the three months ended 30 June 2014. The information contained in this announcement is only a preliminary assessment by the management of the Company based on the latest unaudited consolidated management accounts of the Company for the three months ended 30 June 2014, which have not been confirmed nor audited by the Company’s auditors and may be subject to adjustments.

The Company’s actual results for the three months ended 30 June 2014 and the Company’s guidance for the three months ended 30 September 2014 will be published on 6 August 2014.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This announcement contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets and intensive intellectual property litigation in high tech industry.

In addition to the information contained in this announcement, you should also consider the information contained in our other filings with the U.S. Securities and Exchange Commission (the “SEC”), including our annual report on Form 20-F filed with the SEC on April 14, 2014, especially in the “Risk Factors” section and such other documents that we may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this announcement may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this announcement.

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, PRC
21 July 2014

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhang Wenyi (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yonghua as his Alternate)
Lawrence Juen-Yee Lau (Datong Chen as his Alternate)
Zhou Jie

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Frank Meng
Lip-Bu Tan